Exhibit 99.1

The positive momentum of Hafnia’s second quarter in 2025 has continued into the third quarter, with continued growth in trade volumes and tonne-miles. This has been driven by strong underlying global demand and improved refining margins, which has boosted the spot market.

I am pleased to announce that Hafnia reported strong earnings, with a net profit of USD 75.3 million in Q2 2025, with our commercially managed pool and bunker procurement business contributing USD 7.9 million[1] of the total result. Our Q2 performance was affected by several vessels undergoing scheduled drydocking, leading to approximately 630 off-hire days during the quarter, and we anticipate another 510 off-hire days in Q3.

At the end of the second quarter, our net asset value (NAV2) stood at approximately USD 3.3 billion, translating to an NAV per share of about USD 6.55 (~NOK 66.07). Our net Loan-to-Value (LTV) ratio remained unchanged from the first quarter at 24.1%, balancing a decrease in our vessel market values and a further reduction in our debt.

I am pleased to announce a payout ratio of 80% for the second quarter. We will distribute a total of USD 60.3 million or USD 0.1210 per share in dividends.

In May, we took delivery of the Ecomar Guyenne, the second vessel in the dual-fuel methanol MR (IMO II) newbuild fleet, together with our partner Socatra. In July, we took delivery of the Ecomar Garonne, the third vessel in the joint venture.

Seascale Energy - our bunker joint venture with Cargill commenced operations in mid-May, where the joint venture will be accounted for using the equity method.

In July, we concluded a USD 715 million revolving credit facility with a syndicate of 11 banks. This facility has since been partially used to refinance existing debt. A competitive margin and attractive structure enabled us to lower our overall funding cost and cash flow breakeven levels, strengthening our liquidity position and providing flexibility for future growth.

We expect Hafnia’s strong performance to continue into the third quarter, influenced by our current bookings and solid market conditions, with OPEC’s production boosting refinery throughput, generating positive momentum for product tanker demand. On a macro level, geopolitical conflicts, sanctions, trade policies, and tariffs continue to shape trade flows, and we continue to closely monitor these developments. With limited newbuild contracts in 2025, the orderbook-to-fleet ratio remains around 20%, and incoming deliveries could impact the market unless offset via meaningful scrapping. This has yet to materialize, despite many vessels built in the 2000s are now reaching secondary trading or scrapping age. Simultaneously, a significant number of LR2s have moved to trading in the crude space, limiting product supply growth.

As of 15 August 2025, 75% of the Q3 earning days are covered at an average of USD 25,395 per day, and 48% of the earning days for the remainder of the year are covered at USD 25,158 per day.

As we conclude the first half of 2025, we are encouraged by the ongoing strength of the product tanker market, driven by strong demand and solid fundamentals. I believe Hafnia is well-positioned for the future. Our young, modern fleet and recent refinancing give us a strong stance amid market fluctuations, as well as the flexibility to pursue new opportunities.

Mikael Skov
CEO Hafnia

1 Excluding a one-off item amounting to USD 0.2 million in Q2 2025. The Group’s bunker procurement business was transferred to its joint venture, Seascale, upon commencement of operations in May 2025.

2 NAV is calculated using the fair value of Hafnia’s owned vessels (including joint venture vessels).

HAFNIA CONDENSED-CONSOLIDATED-INTERIM-FINANCIAL-INFORMATION-Q2-AND-H1-2025

HAFNIA CONDENSED-CONSOLIDATED-INTERIM-FINANCIAL-INFORMATION-Q2-AND-H1-2025
Safe Harbour Statement

Disclaimer regarding forward-looking statements in the interim report

Matters discussed in this unaudited interim report of the quarterly results of Hafnia Limited (the "Company" or "Hafnia", together with its subsidiaries, the "Group") (this “Report”) may constitute “forward-looking statements”. The Private Securities Litigation Reform Act of 1995 provides safe harbour protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts or present facts and circumstances.

We desire to take advantage of the safe harbour provisions of the Private Securities Litigation Reform Act of 1995 and are including this cautionary statement in connection with this safe harbour legislation. This Report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial and operational performance.

These forward-looking statements may be identified by the use of forward-looking terminology, such as the terms “anticipates”, “assumes”, “believes”, “can”, “contemplate”, “continue”, “could”, “estimates”, “expects”, “forecasts”, “intends”, “likely”, “may”, “might”, “plans”, “should”, “potential”, “projects”, “seek”, “target”, “will”, “would” or, in each case, their negative, or other variations or comparable terminology. They include statements regarding Hafnia’s intentions, beliefs or current expectations concerning, among other things, the financial strength and position of the Group, operating results, liquidity, prospects, growth, the implementation of strategic initiatives, as well as other statements relating to the Group’s future business development, financial performance and the industry in which the Group operates.

Prospective investors in Hafnia are cautioned that forward-looking statements are not guarantees of future performance and that the Group’s actual financial position, operating results and liquidity, and the development of the industry and potential market in which the Group may operate in the future, may differ materially from those made in, or suggested by, the forward-looking statements contained in this Report. Hafnia cannot guarantee that the intentions, beliefs or current expectations upon which its forward-looking statements are based, will occur.

By their nature, forward-looking statements involve, and are subject to, known and unknown risks, uncertainties and assumptions as they relate to events and depend on circumstances that may or may not occur in the future. Actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors including, but not limited to:

•
general economic, political, security, and business conditions, including the development of the ongoing war between Russia and Ukraine, the conflict between Israel and Hamas, disruptions in the Red Sea, sanctions and other measures;

•	general chemical and product tanker market conditions, including fluctuations in charter rates, vessel values and factors affecting supply and demand of crude oil and petroleum products or chemicals;

•	the imposition by the United States, China, EU and other countries of tariffs and other policies and regulations affecting international trade, including fees and import and export restrictions;
•	changes in expected trends in recycling of vessels;
•	changes in demand in the chemical and product tanker industry, including the market for LR2, LR1, MR and Handy chemical and product tankers;
•	competition within our industry, including changes in the supply of chemical and product tankers;
•	our ability to successfully employ the vessels in our Hafnia Fleet and the vessels under our commercial management;
•	changes in our operating expenses, including fuel or cooling down prices and lay-up costs when vessels are not on charter, drydocking and insurance costs;
•	changes in international treaties, governmental regulations, tax and trade matters and actions taken by regulatory authorities;
•	potential disruption of shipping routes and demand due to accidents, piracy or political events;
•	vessel breakdowns and instances of loss of hire;
•	vessel underperformance and related warranty claims;
•	our expectations regarding the availability of vessel acquisitions and our ability to complete the acquisition of newbuild vessels;
•	our ability to procure or have access to financing and refinancing;
•	our continued borrowing availability under our credit facilities and compliance with the financial covenants therein;
•	fluctuations in commodity prices, foreign currency exchange and interest rates;
•	potential conflicts of interest involving our significant shareholders;
•	our ability to pay dividends;
•	technological developments;
•	the occurrence, length and severity of epidemics and pandemics and the impact on the demand for transportation of chemical and petroleum products;
•
the impact of increasing scrutiny and changing expectations from investors, lenders and other market participants with respect to environmental, social and governance initiatives, objectives and compliance; and

•	other factors that may affect our financial condition, liquidity and results of operations.

Additional information about material risk factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found under “Item 3. – Key Information – D. Risk Factors” of Hafnia’s Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission on 30 April 2025. Because of these known and unknown risks, uncertainties and assumptions, the outcome may differ materially from those set out in the forward-looking statements. These forward-looking statements speak only as at the date on which they are made. Hafnia undertakes no obligation to publicly update or publicly revise any forward-looking statement, whether as a result of new information, future events or otherwise. All subsequent written and oral forward-looking statements attributable to Hafnia or to persons acting on Hafnia’s behalf are expressly qualified in their entirety by the cautionary statements referred to above and contained elsewhere in this Report.

HAFNIA CONDENSED-CONSOLIDATED-INTERIM-FINANCIAL-INFORMATION-Q2-AND-H1-2025
Highlights – Q2 and H1 2025

Financial – Q2

In Q2 2025, Hafnia recorded a net profit of USD 75.3 million, equivalent to a profit of USD 0.15 per share[1] (Q2 2024: USD 259.2 million, equivalent to a profit of USD 0.51 per share).

The commercially managed pool and bunker procurement business generated earnings of USD 7.9 million[2] (Q2 2024: USD 10.7 million).

Time Charter Equivalent (TCE)[1] earnings for Hafnia Limited (the "Company" or "Hafnia", together with its subsidiaries, the "Group") were USD 231.2 million in Q2 2025 (Q2 2024: USD 417.4 million), resulting in an average TCE[3] of USD 24,452 per day.

Adjusted EBITDA[3] was USD 134.2 million in Q2 2025 (Q2 2024: USD 317.1 million).

As of 15 August 2025, 75% of the total earning days of the fleet were covered for Q3 2025 at USD 25, 395 per day.

For Q2 2025, Hafnia will distribute a total of USD 60.3 million or USD 0.1210 per share in dividends, corresponding to a payout ratio of 80%.

Financial – H1

In H1 2025, Hafnia recorded a net profit of USD 138.5 million, equivalent to a profit of USD 0.28 per share[1] (H1 2024: USD 478.8 million, equivalent to a profit of USD 0.94 per share).

The commercially managed pool and bunker procurement business generated an income of USD 15.8 million[2] (H1 2024: USD 20.5 million).

Time Charter Equivalent (TCE)[3] earnings for Hafnia Limited were USD 449.9 million in H1 2025 (H1 2024: USD 796.2 million), resulting in an average TCE[3] of USD 23,720 per day.

Adjusted EBITDA[3] was USD 259.3 million in H1 2025 (H1 2024: USD 604.1 million).

1 Based on weighted average number of shares as at 30 June 2025.
2 Excluding a one-off item amounting to USD 0.2 million in Q2 2025 and USD 1.3 million in H1 2025. From mid-May 2025, the Group transferred its bunker procurement business to its joint venture, Seascale Energy, which is equity accounted.
3 See Non-IFRS Measures in Note 15.

HAFNIA CONDENSED-CONSOLIDATED-INTERIM-FINANCIAL-INFORMATION-Q2-AND-H1-2025
Highlights – Q2 and H1 2025 CONTINUED

Market

Strong product demand, low global inventories, improving refining margins, and high export volumes have gradually supported the second quarter product tanker market and have continued into the third quarter. Refined product volumes on water have steadily increased, and daily loadings of refined products have grown even more in the third quarter, signalling further strength in the market as we approach the peak earning season.

Underlying demand remains strong, with the IEA forecasting a 0.7 million barrel per day increase in global oil demand in 2025 to 103.7 million barrels per day. OPEC+ plans to boost production by 0.5 million barrels per day in September, supporting near-term crude tanker rates and benefiting the product tanker market through higher refinery throughput and exports.

Global product inventories have fallen below historical averages, with continued drawdowns in both Europe and the US. The ongoing closure of refineries in these regions is expected to further tighten diesel and jet fuel supply, with replacement barrels likely supplied from the Middle East Gulf, adding to product tonne-miles. Refining margins are trending higher, with low refinery maintenance activity expected in the third quarter; these indicators point toward sustained strong oil demand.

The outlook for the product tanker supply remains positive, with limited newbuild activity planned for 2025. As of August 2025, the product tanker orderbook-to-fleet ratio is about 20%, but vessel scrapping has started, supported by an aging fleet, as many vessels built in the early 2000s are now reaching scrapping age. Additionally, vessels built in the latter part of the 2000s are nearing the end of their primary trading life. Furthermore, the capacity from newbuild deliveries has been absorbed by a large number of LR2s and LR1s entering the dirty trade.

The recent EU sanction package on Russia has further tightened the tanker supply effectively, by potentially pushing more vessels into the shadow fleet. By Q3 2025, a total of approximately 800 tankers have been sanctioned. The ban on products refined from Russian crude oil would also contribute to market inefficiencies, expand trade routes, and increase tonne-miles.

Looking ahead to the rest of 2025, we believe the product market is well-positioned for a strong winter season. However, several key factors could influence market dynamics, such as trade policy developments, changes in oil trade routes, sanctions, and ongoing geopolitical tensions.

Fleet

At the end of the quarter, Hafnia’s fleet consisted of 117 owned vessels1 and 9 chartered-in vessels. The Group’s total fleet includes 10 LR2s, 32 LR1s (including three bareboat-chartered in and two time-chartered in), 60 MRs of which 11 are IMO II (including seven time-chartered in), and 24 Handy vessels of which 18 are IMO II (including six bareboat-chartered in).

The average estimated broker value of the owned fleet1 was USD 3,748 million, of which USD 3,358 million relates to Hafnia’s 100% owned fleet, and USD 390 million relates to Hafnia’s 50% share in the joint venture fleet.

Including Hafnia’s 50% share in the joint venture fleet, the LR2 vessels had a broker value of USD 542 million2, the LR1 fleet had a broker value of USD 976 million2, the MR fleet had a broker value of USD 1,529 million3 and the Handy vessels had a broker value of USD 701 million4. The unencumbered vessels had a broker value of USD 1,024 million. The chartered-in fleet had a right-of-use asset book value of USD 23.6 million with a corresponding lease liability of USD 24.3 million.

1 Including bareboat chartered in vessels; six LR1s and four LR2s owned through 50% ownership in the Vista Shipping Joint Venture, two MRs owned through 50% ownership in the H&A Shipping Joint Venture and two IMO II MRs owned through 50% ownership in the Ecomar Joint Venture
2 Including USD 293 million relating to Hafnia’s 50% share of six LR1s and four LR2s owned through 50% ownership in the Vista Shipping Joint Venture
3 Including USD 97 million relating to Hafnia’s 50% share of two MRs owned through 50% ownership in the H&A Shipping Joint Venture and two IMO II MRs owned through 50% ownership in the Ecomar Joint Venture; and IMO II MR vessels
4 Including IMO II Handy vessels

HAFNIA CONDENSED-CONSOLIDATED-INTERIM-FINANCIAL-INFORMATION-Q2-AND-H1-2025
Highlights – Q2 and H1 2025 CONTINUED

Hafnia will pay a quarterly dividend of USD 0.1210 per share. The record date will be 4 September 2025.

For shares registered in the Euronext VPS Oslo Stock Exchange, dividends will be distributed in NOK with an ex-dividend date of 3 September 2025 and a payment date on, or about, 15 September 2025.

For shares registered in the Depository Trust Company, the ex-dividend date will be 4 September 2025, with a payment date on, or about, 10 September 2025.

Please see our separate announcement for additional details regarding the Company’s dividend.

The Condensed Consolidated Interim Financial Information Q2 and H1 2025 has not been audited or reviewed by auditors.

Webcast and Conference call

Hafnia will host a conference call for investors and financial analysts at 8:30 pm SGT/2:30 pm CET/8:30 am EST on 27 August 2025.

The investor presentation will be available via live video webcast via the following link: Click here to join Hafnia's Investor Presentation on August 27 2025

Meeting ID: 393 651 111 894 9

Passcode: b2ET6oZ3
Download Teams | Join on the web

Dial in by phone: +45 32 72 66 19,,509249796# Denmark, All locations
Find a local number
Phone conference ID: 509 249 796#

A recording of the presentation will be available after the live event on the Hafnia Investor Relations Page: https://investor.hafnia.com/financials/quarterly-results/default.aspx.

Hafnia

Mikael Skov, CEO Hafnia: +65 8533 8900

www.hafniabw.com

HAFNIA CONDENSED-CONSOLIDATED-INTERIM-FINANCIAL-INFORMATION-Q2-AND-H1-2025
Key figures

USD million	Q1 2025	Q2 2025	H1 2025
Income Statement
Operating revenue (Hafnia vessels and TC vessels)	340.3	346.6	686.9
Profit before tax	64.6	78.0	142.6
Profit for the period	63.2	75.3	138.5
Financial items	(13.9)	(8.1)	(21.9)
Share of profit from joint ventures	3.0	3.0	6.0
TCE income[1]	218.8	231.2	449.9
Adjusted EBITDA[1]	125.1	134.2	259.3
Balance Sheet
Total assets	3,696.4	3,669.9	3,669.9
Total liabilities	1,418.0	1,369.5	1,369.5
Total equity	2,278.4	2,300.4	2,300.4
Cash at bank and on hand[2]	188.1	194.0	194.0
Key financial figures
Return on Equity (RoE) (p.a.)[3]	11.1%	13.2%	12.1%
Return on Invested Capital (p.a.)[4]	9.6%	10.6%	10.1%
Equity ratio	61.6%	62.7%	62.7%
Net loan-to-value (LTV) ratio5	24.1%	24.1%	24.1%

For the 3 months ended 30 June 2025	LR2	LR1	MR6	Handy[7]	Total
Vessels on water at the end of the period[8]	6	26	56	24	112
Total operating days[9]	545	2,170	4,982	1,757	9,454
Total calendar days (excluding TC-in)	546	2,093	4,459	2,184	9,282
TCE (USD per operating day)[1]	38,241	28,164	22,967	19,808	24,452
Spot TCE (USD per operating day)[1]	38,596	28,216	22,157	19,169	24,147
TC-out TCE (USD per operating day)[1]	32,513	27,579	25,741	25,339	26,050
OPEX (USD per calendar day)[10]	8,299	8,989	8,085	7,456	8,153
G&A (USD per operating day)[11]					1,710

Vessels on the balance sheet

As of 30 June 2025, total assets amounted to USD 3,669.9 million, of which USD 2,568.7 million represents the carrying value of the Group’s vessels, including dry docking but excluding right-of-use assets, is as follows:

Balance Sheet USD million	LR2	LR1	MR6	Handy[7]	Total
Vessels (including dry-dock)	240.4	595.6	1,174.7	558.0	2,568.7

1 See Non-IFRS Measures in Note 15.
2 Excluding cash retained in the commercial pools.
3 Annualised
4 ROIC is calculated using annualised EBIT less tax.
5 Net loan-to-value is calculated as vessel bank and finance lease debt (excluding debt for vessels sold but pending legal completion), debt from the pool borrowing base facilities less cash at bank and on hand, divided by broker vessel values (100% owned vessels). The calculation of net loan-to-value does not include debt or values of vessels held through our joint ventures.
6 Inclusive of nine IMO II MR vessels.
7 Inclusive of 18 IMO II Handy vessels.
8 Excluding six LR1s and four LR2s owned through 50% ownership in the Vista Shipping Joint Venture, two MRs owned through 50% ownership in the H&A Shipping Joint Venture and two IMO II MRs owned through 50% ownership in the Ecomar Joint Venture.
9 Total operating days include operating days for vessels that are time chartered-in. Operating days are defined as the total number of days (including waiting time) in a period during which each vessel is owned, partly owned, operated under a bareboat arrangement (including sale and lease-back) or time chartered-in, net of technical off-hire days. Total operating days stated in the quarterly financial information include operating days for TC Vessels.
10 OPEX includes vessel running costs and technical management fees.
11 G&A includes all expenses and is adjusted for cost incurred in managing external vessels.

HAFNIA CONDENSED-CONSOLIDATED-INTERIM-FINANCIAL-INFORMATION-Q2-AND-H1-2025

Condensed consolidated statement of comprehensive income

	For the 3 months ended 30 June 2025 USD’000	For the 3 months ended 30 June 2024 USD’000	For the 6 months ended 30 June 2025 USD’000	For the 6 months ended 30 June 2024 USD’000
Revenue (Hafnia Vessels and TC Vessels)[1]	346,564	563,098	686,907	1,084,890
Revenue (External Vessels in Disponent-Owner Pools)[2]	207,591	268,064	415,158	531,165
Voyage expenses (Hafnia Vessels and TC Vessels)[1]	(115,406)	(145,739)	(236,998)	(288,729)
Voyage expenses (External Vessels in Disponent-Owner Pools)[2]	(82,949)	(84,270)	(169,172)	(168,483)
Pool distributions for External Vessels in Disponent-Owner Pools[2]	(124,642)	(183,794)	(245,986)	(362,682)
	231,158	417,359	449,909	796,161

Other operating income[3]	8,090	10,675	17,079	20,499
Vessel operating expenses	(68,676)	(69,063)	(136,775)	(138,692)
Technical management expenses	(7,001)	(7,607)	(12,219)	(13,326)
Charter hire expenses	(8,154)	(11,663)	(16,776)	(21,193)
Other expenses	(21,243)	(22,618)	(41,951)	(39,314)
	134,174	317,083	259,267	604,135

Depreciation charge of property, plant and equipment	(50,977)	(54,595)	(100,502)	(108,388)
Amortisation charge of intangible assets	(107)	(251)	(212)	(587)
Loss on disposal of assets	–	(100)	–	(100)
Operating profit	83,090	262,137	158,553	495,060

Capitalised financing fees written off	(6)	–	(792)	(1,663)
Interest income	3,424	4,479	6,084	7,284
Interest expense	(12,475)	(13,215)	(26,836)	(29,042)
Other finance income/(expense)	1,005	(1,185)	(398)	(5,398)
Finance expense – net	(8,052)	(9,921)	(21,942)	(28,819)

Share of profit of equity-accounted investees, net of tax	2,957	8,553	5,993	15,842
Profit before income tax	77,995	260,769	142,604	482,083

Income tax expense	(2,660)	(1,572)	(4,079)	(3,315)
Profit for the financial period	75,335	259,197	138,525	478,768

Other comprehensive (loss)/income:
Items that may be subsequently reclassified to profit or loss:
Foreign operations – foreign currency translation differences	164	–	247	23
Fair value (losses)/gains on cash flow hedges	(731)	4,623	(3,770)	18,747
Reclassification to profit or loss	(3,054)	(8,032)	(5,734)	(16,424)
	(3,621)	(3,409)	(9,257)	2,346

Items that will not be subsequently reclassified to profit or loss:
Equity investments at FVOCI – net change in fair value	–	–	–	1,260
Total other comprehensive (loss)/income	(3,621)	(3,409)	(9,257)	3,606

Total comprehensive income for the period, net of tax	71,714	255,788	129,268	482,374

Earnings per share attributable to the equity holders of the Company
Basic no. of shares	498,369,364	509,156,418	498,369,364	509,156,418
Basic earnings in USD per share	0.15	0.51	0.28	0.94
Diluted no. of shares	503,985,265	514,834,444	503,985,265	514,834,444
Diluted earnings in USD per share	0.15	0.51	0.27	0.93

1 “TC Vessels” are vessels that have been time chartered-in to the Group (including ROU assets).
2 “External Vessels in Disponent-Owner Pools” means vessels that are commercially managed by the Group in the Disponent-Owner Pool arrangements that are not Hafnia Vessels or TC Vessels.
3 Including a one -off item amounting to USD 0.2 million in Q2 2025 and USD 1.3 million in H1 2025.

HAFNIA CONDENSED-CONSOLIDATED-INTERIM-FINANCIAL-INFORMATION-Q2-AND-H1-2025
Condensed consolidated balance sheet

	As at 30 June 2025 USD’000	As at 31 December 2024 USD’000
Vessels	2,459,641	2,521,223
Dry docking and scrubbers	109,064	66,945
Right-of-use assets – Vessels	23,574	18,661
Other property, plant and equipment	655	733
Total property, plant and equipment	2,592,934	2,607,562

Intangible assets	298	510
Total intangible assets	298	510

Other investments	23,069	23,069
Derivative financial instruments	4,320	12,024
Restricted cash[1]	10,000	13,542
Loans receivable from joint ventures	61,318	64,133
Joint ventures	87,562	81,371
Total other non-current assets	186,269	194,139

Total non-current assets	2,779,501	2,802,211

Intangible assets	17,902	5,919
Total intangible assets	17,902	5,919

Inventories	82,307	94,155
Loan receivables from joint venture	1,172	–
Trade and other receivables, and prepayments	465,956	503,836
Derivative financial instruments	9,775	12,601
Cash at bank and on hand	194,022	195,271
Cash retained in the commercial pools[2]	119,289	88,297
Total other current assets	872,521	894,160

Total current assets	890,423	900,079

Total assets	3,669,924	3,702,290

Share capital	1,093,055	1,093,055
Other reserves	507,317	517,713
Treasury shares	(78,449)	(53,439)
Retained earnings	778,524	705,177
Total shareholders’ equity	2,300,447	2,262,506

Borrowings	631,058	785,954
Total non-current liabilities	631,058	785,954

Borrowings	395,629	336,295
Derivative financial instruments	177	1,939
Current income tax liabilities	4,559	2,757
Trade and other payables	338,054	312,839
Total current liabilities	738,419	653,830

Total liabilities	1,369,477	1,439,784

Total shareholders’ equity and liabilities	3,669,924	3,702,290

1 Restricted cash includes cash placed in debt service reserve and FFA collateral accounts.
2 The cash retained in the commercial pools represents cash in the pool bank accounts that are opened in the name of the Group’s pool management companies and can only be used for the operation of vessels within the commercial pools.

HAFNIA CONDENSED-CONSOLIDATED-INTERIM-FINANCIAL-INFORMATION-Q2-AND-H1-2025

Condensed consolidated statement of changes in equity

	Share capital USD’000	Share premium USD’000	Contributed surplus USD’000	Translation reserve USD’000	Hedging reserve USD’000	Treasury shares USD’000	Capital reserve USD’000	Share-based payment reserve USD’000	Fair value reserve USD’000	Retained earnings USD’000	Total USD’000
Balance at 1 January 2025	1,093,055	–	–	(198)	20,705	(53,439)	482,382	3,918	10,906	705,177	2,262,506
Transactions with owners
Equity-settled share-based payment	–	–	–	–	–	–	–	1,507	–	–	1,507
Share options exercised	–	–	–	–	–	2,646	(2,112)	(534)	–	–	–
Purchase of treasury shares	–	–	–	–	–	(27,656)	–	–	–	–	(27,656)
Dividends paid	–	–	–	–	–	–	–	–	–	(65,178)	(65,178)
Total transactions with owners	–	–	–	–	–	(25,010)	(2,112)	973	–	(65,178)	(91,327)
Total comprehensive income
Profit for the financial period	–	–	–	–	–	–	–	–	–	138,525	138,525
Other comprehensive income/(loss)	–	–	–	247	(9,504)	–	–	–	–	–	(9,257)
Total comprehensive income for the period	–	–	–	247	(9,504)	–	–	–	–	138,525	129,268
Balance at 30 June 2025	1,093,055	–	–	49	11,201	(78,449)	480,270	4,891	10,906	778,524	2,300,447

Balance at 1 January 2024	5,069	1,044,849	537,112	(63)	39,312	(17,951)	(25,137)	3,788	9,720	631,025	2,227,724
Transactions with owners
Equity-settled share-based payment	–	–	–	–	–	–	–	2,960	–	–	2,960
Share options exercised	–	–	–	–	–	33,358	(29,593)	(2,830)	–	–	935
Purchase of treasury shares and issuance of shares	57	43,080	–	–	–	(68,846)	–	–	–	–	(25,709)
Dividends paid	–	–	–	–	–	–	–	–	–	(699,883)	(699,883)
Total transactions with owners	57	43,080	–	–	–	(35,488)	(29,593)	130	–	(699,883)	(721,697)
Other transactions
Effect of re- domiciliation	1,087,929	(1,087,929)	(537,112)	–	–	–	537,112	–	–	–	–
Total other transactions	1,087,929	(1,087,929)	(537,112)	–	–	–	537,112	–	–	–	–
Total comprehensive income
Profit for the financial year	–	–	–	–	–	–	–	–	–	774,035	774,035
Other comprehensive (loss)/income	–	–	–	(135)	(18,607)	–	–	–	1,186	–	(17,556)
Total comprehensive income for the year	–	–	–	(135)	(18,607)	–	–	–	1,186	774,035	756,479
Balance at 31 December 2024	1,093,055	–	–	(198)	20,705	(53,439)	482,382	3,918	10,906	705,177	2,262,506

HAFNIA CONDENSED-CONSOLIDATED-INTERIM-FINANCIAL-INFORMATION-Q2-AND-H1-2025
Condensed consolidated statement of cash flows

	For the 3 months ended 30 June 2025 USD’000	For the 3 months ended 30 June 2024 USD’000	For the 6 months ended 30 June 2025 USD’000	For the 6 months ended 30 June 2024 USD’000
Cash flows from operating activities
Profit for the financial period	75,335	259,197	138,525	478,768
Adjustments for:
- depreciation and amortisation charges	51,084	54,846	100,714	108,975
- loss on disposal of assets	–	100	–	100
- interest income	(3,424)	(4,479)	(6,084)	(7,284)
- finance expense	11,476	14,400	28,026	36,103
- income tax expense	2,660	1,572	4,079	3,315
- share of profit of equity accounted investees, net of tax	(2,957)	(8,553)	(5,993)	(15,842)
- equity-settled share-based payment transactions	843	1,105	1,507	1,664
Operating cash flow before working capital changes	135,017	318,188	260,774	605,799
Changes in working capital:
- intangible assets	(5,696)	(2,618)	(11,983)	(5,810)
- inventories	9,981	6,540	11,848	5,823
- trade and other receivables	59,085	(22,096)	41,392	(31,281)
- trade and other payables	(9,269)	1,550	25,277	(15,998)
Cash generated from operations	189,118	301,564	327,308	558,533
Income tax paid	(1,436)	(909)	(2,269)	(9,360)
Net cash provided by operating activities	187,682	300,655	325,039	549,173

Cash flows from investing activities
Acquisition of other investments	–	(308)	–	(661)
Purchase of property, plant and equipment	(41,023)	(13,309)	(68,342)	(28,674)
Purchase of intangible assets	–	–	–	(22)
Proceeds from disposal of property, plant and equipment	–	(100)	–	(100)
Proceeds from disposal of other investments	–	–	–	2,343
Interest income received	2,720	3,189	4,455	4,987
Loan to joint ventures	(973)	(5,163)	(3,753)	(7,744)
Repayment of loan by joint venture company	6,955	21,976	6,955	21,976
Equity investment in joint venture	(25)	–	(25)	–
Return of investment in joint venture	–	1,360	–	1,360
Net cash (used in)/provided by investing activities	(32,346)	7,645	(60,710)	(6,535)

Cash flows from financing activities
Proceeds from borrowings from external financial institutions	5,000	–	7,000	30,000
Repayment of borrowings to external financial institutions	(15,669)	(48,073)	(31,338)	(63,798)
Repayment of lease liabilities	(38,177)	(23,685)	(91,531)	(137,581)
Payment of financing fees	(270)	(875)	(489)	(875)
Interest paid to external financial institutions	(14,758)	(20,984)	(30,832)	(42,772)
Proceeds from exercise of employee share options	–	111	–	520
Proceeds from settlement of derivatives	4,535	7,873	7,652	15,796
Dividends paid	(50,546)	(175,666)	(65,178)	(299,186)
Purchase of treasury shares	–	–	(27,656)	–
Other finance expense paid	(296)	(1,040)	(2,214)	(4,682)
Net cash used in financing activities	(110,181)	(262,339)	(234,586)	(502,578)

Net increase in cash and cash equivalents	45,155	45,961	29,743	40,060
Cash and cash equivalents at beginning of the financial period	268,156	216,620	283,568	222,521
Cash and cash equivalents at end of the financial period	313,311	262,581	313,311	262,581

Cash and cash equivalents at the end of the financial period consists of:
Cash at bank and on hand	194,022	166,691	194,022	166,691
Cash retained in the commercial pools	119,289	95,890	119,289	95,890
	313,311	262,581	313,311	262,581

HAFNIA CONDENSED-CONSOLIDATED-INTERIM-FINANCIAL-INFORMATION-Q2-AND-H1-2025
Dividend policy

Hafnia will target a quarterly payout ratio of net profit, adjusted for extraordinary items, of:

•	50% payout of net profit if net loan-to-value is above 40%,

•	60% payout of net profit if net loan-to-value is above 30% but equal to or below 40%,

•	80% payout of net profit if net loan-to-value is above 20% but equal to or below 30%, and

•	90% payout of net profit if net loan-to-value is equal to or below 20%

Net loan-to-value is calculated as vessel bank and finance lease debt (excluding debt for vessels sold but pending legal completion), debt from the pool borrowing base facilities less cash at bank and on hand, divided by broker vessel values (100% owned vessels). The calculation of net loan-to-value does not include debt or values of vessels held through our joint ventures.

The final amount of dividend is to be decided by the Board of Directors. In addition to cash dividends, the Company may buy back shares as part of its total distribution to shareholders.

In deciding whether to declare a dividend and determining the dividend amount, the Board of Directors will take into account the Group’s capital requirements, including capital expenditure commitments, financial condition, general business conditions, legal restrictions, and any restrictions under borrowing arrangements or other contractual arrangements in place at the time.

Dividend for Q2

The board has set the quarterly payout ratio at 80% for Q2 2025. This corresponds to a dividend amount of USD 60.3 million or USD 0.1210 per share.

HAFNIA CONDENSED-CONSOLIDATED-INTERIM-FINANCIAL-INFORMATION-Q2-AND-H1-2025
Coverage of earning days

As of 15 August 2025, 75% of the projected total operating days in Q3 2025 were covered at USD 25,395 per day. The tables below show the figures for Q3 2025, Q3 and Q4 2025 and the full year figures for 2026.

Hafnia Fleet1

Fleet overview	Q3 2025	Q3 and Q4 2025	2026
Hafnia vessels (average during the period)
LR2	6.0	6.0	6.0
LR1	26.0	26.0	24.5
MR1	55.0	55.0	55.0
Handy[2]	24.0	24.0	24.0
Total	111.0	111.0	109.5

Covered, %
LR2	71%	44%	17%
LR1	69%	39%	2%
MR2	82%	57%	8%
Handy[3]	68%	41%	13%
Total	75%	48%	8%

Covered rates[4], USD per day
LR2	34,994	34,248	31,074
LR1	28,323	28,207	28,000
MR2	24,890	24,588	22,239
Handy[3]	21,468	21,615	22,565
Total	25,395	25,158	23,623

The coverage figures include FFA positions, which are mainly covering a triangulation route from Northwest Europe to the US Atlantic Coast (TC2), followed by a haul from the US Gulf back to the European Continent (TC14) for the MR fleet.

For the week beginning 18 August 2025, Hafnia’s pool earnings1 averaged:
•	USD 40,000 per day for the LR2 vessels (round trip estimate),
•	USD 34,537 per day for the LR1[5] vessels,
•	USD 24,633 per day for the MR2 vessels,
•	USD 24,801 per day for the Handy[3] vessels.

Joint Venture Fleet6

Fleet overview	Q3 2025	Q3 and Q4 2025	2026
Joint ventures vessels (average during the period)
LR2	4.0	4.0	4.0
LR1	6.0	6.0	6.0
MR	4.7	4.9	5.7
Total	14.7	14.9	15.7

1 Excludes joint ventures vessels.
2 Inclusive of nine IMO II vessels.
3 Inclusive of 18 IMO II vessels.
4 Covered rates and pool earnings do not include any IFRS 15 load to duscharge adjustments
5 Excluding vessels trading in our Panamax pool
6 The figures are presented on a 100% basis. The joint ventures are owned through Hafnia's 50% participation in the Vista Shipping, H&A Shipping and Ecomar joint ventures.

HAFNIA CONDENSED-CONSOLIDATED-INTERIM-FINANCIAL-INFORMATION-Q2-AND-H1-2025
Coverage of earning days CONTINUED

Fleet overview	Q3 2025	Q3 and Q4 2025	2026
Covered, %
LR2	100%	100%	100%
LR1	56%	28%	-
MR	100%	100%	100%
Total	82%	71%	62%

Covered rates[1], USD per day
LR2	25,691	25,691	25,691
LR1	31,467	31,467	-
MR	20,740	20,845	21,374
Total	25,371	24,364	23,154

Tanker segment results

LR2	Q3 2024	Q4 2024	Q1 2025	Q2 2025
Operating days (owned)	506	536	540	545
Operating days (TC-in)	–	–	–	–
TCE (USD per operating day)[2]	42,829	25,772	33,911	38,241
Spot TCE (USD per operating day)[2]	42,829	25,508	33,911	38,596
TC-out TCE (USD per operating day)[2]	–	–	–	32,513
Calendar days (excluding TC-in)	552	552	540	546
OPEX (USD per calendar day)	8,112	7,719	7,638	8,299

LR1	Q3 2024	Q4 2024	Q1 2025	Q2 2025
Operating days (owned)	2,097	2,075	2,064	1,988
Operating days (TC-in)	367	311	257	182
TCE (USD per operating day)[2]	37,564	21,266	23,418	28,164
Spot TCE (USD per operating day)[2]	37,689	21,378	23,307	28,216
TC-out TCE (USD per operating day)[2]	27,401	19,641	24,769	27,579
Calendar days (excluding TC-in)	2,163	2,111	2,070	2,093
OPEX (USD per calendar day)	8,353	7,971	8,393	8,989

MR3	Q3 2024	Q4 2024	Q1 2025	Q2 2025
Operating days (owned)	4,550	4,476	4,127	4,362
Operating days (TC-in)	1,053	833	606	620
TCE (USD per operating day)[2]	31,928	22,274	22,821	22,967
Spot TCE (USD per operating day)[2]	32,896	20,984	21,788	22,157
TC-out TCE (USD per operating day)[2]	27,524	26,985	26,688	25,741
Calendar days (excluding TC-in)	4,600	4,559	4,410	4,459
OPEX (USD per calendar day)	8,044	8,187	8,022	8,085

Handy[4]	Q3 2024	Q4 2024	Q1 2025	Q2 2025
Operating days (owned)	2,203	2,062	1,920	1,757
Operating days (TC-in)	–	–	–	–
TCE (USD per operating day)[2]	31,047	24,620	19,831	19,808
Spot TCE (USD per operating day)[2]	31,722	24,401	19,280	19,169
TC-out TCE (USD per operating day)[2]	25,307	26,856	25,160	25,339
Calendar days (excluding TC-in)	2,208	2,208	2,160	2,184
OPEX (USD per calendar day)	8,142	8,270	7,611	7,456

1 Covered rates and pool earnings do not include any IFRS 15 load to discharge adjustments.
2 TCE represents gross TCE income after adding back pool commissions; See Non-IFRS Measures in Note 15.
3 Inclusive of IMO II MR vessels.
4 Inclusive of IMO II Handy vessels.

HAFNIA CONDENSED-CONSOLIDATED-INTERIM-FINANCIAL-INFORMATION-Q2-AND-H1-2025
Risk factors

The Group’s results are largely dependent on the worldwide market for transportation of refined oil products. Market conditions for shipping activities are typically volatile and, as a consequence, the results may vary considerably from year to year. The market in broad terms is dependent upon two factors: the supply of vessels and the demand for oil products. The supply of vessels depends on the number of newbuilds entering the market, the demolition of older tonnage and legislation that limits the use of older vessels or sets new standards for vessels used in specific trades. The demand side depends mainly on developments in global economic activity.

The Group is also exposed to risk in respect of increases in operating costs, such as fuel oil costs. Fuel oil prices are affected by the global political and economic environment. For voyage contracts, the current fuel costs are priced into the contracts. Other risks that Management takes into account are interest rate risk, credit risk, liquidity risk and capital risk. These risks, along with mitigation strategies, are further described in Exhibit 15.2 of the 20F and note 24 of the consolidated financial statements of the Group for the financial year ended 2024 and are principal risks for the remaining six months of 2025.

Responsibility statements

We confirm, to the best of our knowledge, that the set of condensed consolidated interim financial information (‘Interim Financial Information’) for the period from 1 January to 30 June 2025 has been prepared in accordance with IAS 34 – Interim Financial Reporting and gives a true and fair view of the Group’s assets, liabilities, financial position and income statement as a whole. We also confirm, to the best of our knowledge, that the Interim Financial Information includes a fair review of important events that have occurred during the six months period ended 30 June 2025 and their impact on the Interim Financial Information, a description of the principal risks and uncertainties for the remaining six months of the financial year, and major related parties transactions.

Andreas Sohmen-Pao
John Ridgway
Peter Read
Su Yin Anand
Emily Tan

27 August 2025

HAFNIA CONDENSED-CONSOLIDATED-INTERIM-FINANCIAL-INFORMATION-Q2-AND-H1-2025
Notes to the Condensed Consolidated Interim Financial Information

These notes form an integral part of and should be read in conjunction with the accompanying condensed consolidated financial information.

Note 1: General information

Hafnia Limited (the “Company”) is listed on the Oslo and New York Stock Exchanges. It was incorporated and domiciled in Bermuda, but was redomiciled to Singapore on 1 October 2024, with its registered office located at 10 Pasir Panjang Road, #18-01 Mapletree Business City, Singapore 117438.

The principal activity of the Company (together with its subsidiaries, the “Group”) relates to the provision of global maritime services in the product tankers market.

This Interim Financial Information was authorised for issue by the Board of Directors of the Company on 27 August 2025.

Note 2: Basis of preparation

Statement of compliance

The Interim Financial Information has been prepared in accordance with IAS 34 ‘Interim Financial Reporting’. The Interim Financial Information should be read in conjunction with the annual audited financial statements for the financial year ended 31 December 2024, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”). The Interim Financial Information does not include all the information required for a complete set of financial statements prepared in accordance with IFRS standards. However selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Group’s financial position and performance since the last annual financial statements.

Note 3: Material accounting policies

Except as described below, the accounting policies applied in these interim financial statements are the same as those applied in the Group’s consolidated financial statements as at and for the year ended 31 December 2024.

New standards and amendments to published standards effective in 2025

The Group has applied the following amendments to IFRS for the first time for the annual period beginning on 1 January 2025:

-	Amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates: Lack of Exchangeability

The preparation of the Interim Financial Information requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. In preparing this Interim Financial Information, the judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty are the same as those that are applied to the consolidated financial statements for the year ended 31 December 2024.

HAFNIA CONDENSED-CONSOLIDATED-INTERIM-FINANCIAL-INFORMATION-Q2-AND-H1-2025
Note 4: Revenue

	For the 3 months ended 30 June 2025 USD’000	For the 3 months ended 30 June 2024 USD’000	For the 6 months ended 30 June 2025 USD’000	For the 6 months ended 30 June 2024 USD’000
Hafnia Vessels and TC Vessels
Revenue from voyage charter[1]	307,055	545,846	611,858	1,025,759
Revenue from time charter	39,509	17,252	75,049	59,131
Total revenue	346,564	563,098	686,907	1,084,890

The Group’s revenue is generated from the following operating segments: LR2 Product Tankers, LR1 Product Tankers, MR Product Tankers (inclusive of IMO II vessels) and Handy Product Tankers (inclusive of IMO II vessels).

Disaggregation of revenue by operating segments is presented in Note 12.

Note 5: Property, plant and equipment

	Right-of-use Assets – Vessels USD’000	Vessels USD’000	Dry docking and scrubbers USD’000	Others USD’000	Total USD’000
At 30 June 2025
Cost	239,632	3,517,544	201,523	1,646	3,960,345
Accumulated depreciation and impairment charge	(216,058)	(1,057,903)	(92,459)	(991)	1,367,410
Net book value	23,574	2,459,641	109,064	655	2,592,934

	Right-of-use Assets – Vessels USD’000	Vessels USD’000	Dry docking and scrubbers USD’000	Others USD’000	Total USD’000
At 31 December 2024
Cost	221,713	3,510,379	156,844	1,578	3,890,514
Accumulated depreciation and impairment charge	(203,052)	(989,156)	(89,899)	(845)	(1,282,952)
Net book value	18,661	2,521,223	66,945	733	2,607,562

a.
The Group organises the commercial management of its fleet of vessels into ten (2024: ten) individual commercial pools: LR1, Panamax, LR2, MR, Handy, Chemical-MR, Chemical-Handy and Small, Intermediate and City (“Specialized”) (2024: LR1, Panamax, LR2, MR, Handy, Chemical-MR, Chemical-Handy and Small, Intermediate and City (“Specialized”)). Each individual commercial pool constitutes a separate cash-generating unit (“CGU”). For vessels outside commercial pools and deployed on a time-charter basis, each of these vessels constitutes a separate CGU. Any time-chartered in vessels which are recognised as right of use (“ROU”) assets by the Group and subsequently deployed in the commercial pools are included as part of the pool CGUs.

The Group evaluates whether there are indications that any vessel as at the reporting date is impaired. If any such indicators of impairment exist, the Group performs impairment testing in accordance with its accounting policy. The estimation of the recoverable amount of vessels is based on the higher of fair value less costs to sell and value in use. The fair value of vessels is determined by professional brokers while the value in use is based on future discounted cash flows that the CGU is expected to generate over its remaining useful life.

Based on this assessment, the Group concluded that there are no impairment losses to be recognised for the 6 months ended 30 June 2025 (6 months ended 30 June 2024: USD Nil).

1 Revenue from voyage charters also includes revenue from vessels on short -term time charters (less than six months).

HAFNIA CONDENSED-CONSOLIDATED-INTERIM-FINANCIAL-INFORMATION-Q2-AND-H1-2025
Note 5: Property, plant and equipment CONTINUED

b.	The Group has mortgaged vessels with a total carrying amount of USD 1,782.0 million as at 30 June 2025 (31 December 2024: USD 2,332.6 million) as security over the Group’s bank borrowings.

c.	There were additions of USD 17.9 million to right-of-use assets – vessels – as at 30 June 2025 (6 months ended 30 June 2024: USD 10.8 million).

d.	As at 30 June 2025, the Group has time chartered-in six MRs and two LR1s with purchase options. These chartered-in vessels are recognised as right-of-use assets.

The Group has firm charters in place up till 2026 for these vessels. The current and next average purchase option price are as follows:

USD’000	Current average purchase option price[1]	Next average purchase option price
LR1	40,333	39,833
MR	30,626	30,243

The time chartered-in days and average time charter rates for these vessels are as follows:

	2025	2026
TC in (Days)[2]
LR1 (with purchase option)	730	425
MR (with purchase option)	2,156	665

Average TC in rate (USD/Day)
LR1 (with purchase option)	19,247	19,450
MR (with purchase option)	16,485	16,660

1 The purchase option price decreases by a fixed amount per year, or on a pro-rata basis based on individual contract terms. Prior notice period of three to four months are required before exercise of options. The value of the purchase options amount to USD 52 million as at the end of the current reporting period.
2 Based on firm charter period and does not include optional periods exercisable by Hafnia.

HAFNIA CONDENSED-CONSOLIDATED-INTERIM-FINANCIAL-INFORMATION-Q2-AND-H1-2025
Note 6: Shareholders’ equity

a.	Issued and fully paid share capital

	Numbers of shares	Share capital USD’000	Share premium USD’000	Total USD’000
At 1 January 2025 and 30 June 2025	512,563,532	1,093,055	—	1,093,055

At 1 January 2024	506,820,170	5,069	1,044,849	1,049,918
Issuance of shares	5,743,362	57	43,080	43,137
At 30 June 2024	512,563,532	5,126	1,087,929	1,093,055

On 27 June 2024, the Company settled borrowed shares from BW Group by way of issuing 2,311,785 new common shares. Following the issuance of the new common shares, there are 512,563,532 issued shares in the Company, each with a nominal value of USD 0.01, all of which have been validly and legally issued and fully paid.

On 29 May 2024, the Company entered into another share lending agreement with BW Group whereby BW Group lent 2,311,785 shares of the Company. The borrowed shares would be redelivered by way of the Company issuing new shares to BW Group at a subscription price of USD 0.01 per share. This allowed the Company to promptly deliver existing shares held in treasury to employees who exercise their vested options under the Long-Term Incentive Plan (LTIP) 2022 and those entitled to receive shares under the Restricted Share Units (RSU) program.

On 2 January 2024, the Company settled borrowed shares from BW Group by way of issuing 3,431,577 new common shares. Following the issuance of the new common shares, there were 510,251,747 issued shares in the Company, each with a nominal value of USD 0.01, all of which have been validly and legally issued and fully paid.

b.	Treasury shares

The reserve for the Company’s treasury shares comprises the cost of the Company’s shares held by the Group. As at 30 June 2025, the Group held 14,573,890 of the Company’s shares (31 December 2024: 9,639,056), of which the Company intends to cancel 12,721,255 shares.
c.	Other reserves

(i)		As of 30 June 2025 USD’000	As of 31 December 2024 USD’000
	Composition:
	Share based payment reserve	4,891	3,918
	Hedging reserve	11,201	20,705
	Capital reserve	480,270	482,382
	Translation reserve	49	(198)
	Fair value reserve	10,906	10,906
	Total	507,317	517,713

HAFNIA CONDENSED-CONSOLIDATED-INTERIM-FINANCIAL-INFORMATION-Q2-AND-H1-2025
Note 6: Shareholders’ equity CONTINUED
(ii)	Movements of the reserves are as follows:	For the 6 months ended 30 June 2025 USD’000	For the 6 months ended 30 June 2024 USD’000
	Hedging reserve
	At beginning of the financial period	20,705	39,312
	Fair value gains on cash flow hedges	(3,770)	18,747
	Reclassification to profit or loss	(5,734)	(16,424)
	At end of the financial period	11,201	41,635

Note 7: Borrowings

	As at 30 June 2025 USD’000	As at 31 December 2024 USD’000
Current
Bank borrowings	312,655	252,556
Sale and leaseback liabilities (accounted for as financing transaction)	59,536	64,506
Other lease liabilities	23,438	19,233
Total current borrowings	395,629	336,295

Non-current
Bank borrowings	238,952	322,820
Sale and leaseback liabilities (accounted for as financing transaction)	391,277	461,924
Other lease liabilities	829	1,210
Total non-current borrowings	631,058	785,954

Total borrowings	1,026,687	1,122,249

As at 30 June 2025, bank borrowings consist of nine (31 December 2024: ten) credit facilities from external financial institutions, namely USD 473 million, USD 216 million, USD 84 million (DSF), USD 84 million, USD 39 million, USD 40 million, USD 303 million, and two borrowing base facilities (31 December 2024: USD 473 million, USD 374 million, USD 216 million, USD 84 million (DSF), USD 84 million, USD 39 million, USD 40 million, USD 303 million, and two borrowing base facilities). The USD 374 million facility was terminated as of 30 June 2025, no outstanding amount was due as the term loan was fully repaid in 2023 and the revolving credit facility remained undrawn at time of termination. These facilities are secured by the Group’s fleet of vessels. The table below summarises key information of the bank borrowings:

	Outstanding amount USD m	Maturity date
Facility amount
USD 473 million facility	72.6
- USD 413 million term loan		2026
- USD 60 million revolving credit facility		2026
USD 216 million facility	125.0	2026
USD 84 million facility (DSF)	75.4	2029
USD 84 million facility	46.7
- USD 68 million term loan		2026
USD 39 million facility	13.8
- USD 30 million term loan		2025
- USD 9 million revolving credit facility		2025
USD 40 million facility	34.4	2029
USD 303 million facility	80.0
- USD 303 million revolving credit facility		2029
Up to USD 175 million borrowing base facility Up to USD 175 million borrowing base facility (with an accordion option of up to USD 75 million)	47.5 58.5	2025

HAFNIA CONDENSED-CONSOLIDATED-INTERIM-FINANCIAL-INFORMATION-Q2-AND-H1-2025
Note 7: Borrowings CONTINUED

The table below summarises the repayment profile of the bank borrowings:

	For the financial year ended 31 December 2025	For the financial year ended 31 December 2026
Repayment profile USD’000
USD 473 million facility	14,496	58,106
USD 216 million facility	6,300	118,650
USD 84 million facility (DSF)	4,317	8,633
USD 84 million facility	3,120	43,615
USD 39 million facility	13,795	—
USD 40 million facility	1,437	2,874
USD 303 million facility	80,000	—
Up to USD 175 million borrowing base facility Up to USD 175 million borrowing base facility (with an accordion option of up to USD 75 million)	47,500 58,500	—

As at 30 June 2025, bank borrowings of joint ventures consist of ten credit facilities (31 December 2024: ten credit facilities) from external financial institutions (excluded from LTV ratio under key figures). The table below summarises key information of the joint ventures’ bank borrowings:

	Outstanding amount USD m	Maturity date
Facility amount
Vista Shipping joint venture
USD 51.8 million facility	28.9	2031
USD 111.0 million facility	71.7	2032
USD 89.6 million facility	78.4	2033
USD 88.5 million facility	81.1	2031

H&A Shipping joint venture
USD 22.1 million facility	16.6	2026
USD 23.5 million facility	18.4	2028

Ecomar joint venture
Vessel 1 French Tax Lease Arrangement	40.5	2032
Vessel 2 French Tax Lease Arrangement	39.6	2032
Vessel 3 French Tax Lease Arrangement	8.1	2032
Vessel 4 French Tax Lease Arrangement	0.3	2033

	For the financial year ended 31 December 2025	For the financial year ended 31 December 2026
Repayment profile USD’000
Vista Shipping joint venture
USD 51.8 million facility	1,727	3,453
USD 111.0 million facility	3,700	7,400
USD 89.6 million facility	2,635	5,271
USD 88.5 million facility	2,458	4,917

H&A Shipping joint venture
USD 22.1 million facility	737	15,838
USD 23.5 million facility	735	1,470

Ecomar joint venture
Vessel 1 French Tax Lease Arrangement	1,545	5,309
Vessel 2 French Tax Lease Arrangement	752	5,538
Vessel 3 French Tax Lease Arrangement	—	6,466
Vessel 4 French Tax Lease Arrangement	—	1,250

HAFNIA CONDENSED-CONSOLIDATED-INTERIM-FINANCIAL-INFORMATION-Q2-AND-H1-2025
Note 7: Borrowings CONTINUED

As at 30 June 2025, the sale and leaseback liabilities (accounted for as financing transaction) consist of various facilities provided by external leasing houses under sale-and-leaseback contracts. Under these contracts, the vessels were legally sold to external leasing houses and leased back by the Group. The maturity dates of the facilities range from 2029 to 2033.

The carrying amounts relating to the 12 LR1 vessels was USD 310.1 million (31 December 2024: USD 324.8 million), six CTI vessels was USD 99.5 million (31 December 2024: USD 157.9 million), and other finance leases were USD 41.2 million (31 December 2024: USD 43.7 million).

Interest rates

The weighted average effective interest rates per annum of total borrowings, excluding the effect of interest rate swaps, at the balance sheet date are as follows:

	As at 30 June 2025	As at 31 December 2024
Bank borrowings	6.0%	6.8%
Sale and leaseback liabilities (accounted for as financing transaction)	6.2%	6.9%

Carrying amounts and fair values

The carrying values of the bank borrowings and sale and leaseback liabilities (accounted for as financing transaction) approximate their fair values as they are re-priceable at one-to-three-month intervals.

Note 8: Commitments

Operating lease commitments - where the Group is a lessor

The Group leases vessels to non-related parties under non-cancellable operating lease agreements. The Group classifies these leases as operating leases as the Group retains substantially all risks and rewards incidental to ownership of the leased assets.

The undiscounted lease payments1 under operating leases to be received after the reporting date are analysed as follows:

USD’000	As at 30 June 2025	As at 31 December 2024
Less than one year	126,665	110,715
One to two years	40,705	42,329
Two to five years	2,314	9,348
	169,684	162,392

Newbuild and operational funding commitments

The Group has equity interests in joint ventures and is obliged to provide its share of working capital for the joint ventures’ newbuild programme and their operations through either equity contributions or shareholder’s loans.

The future minimum capital contributions to be made at the reporting date but not yet recognised are as follows:

USD’000	As at 30 June 2025	As at 31 December 2024
Less than one year	20,532	52,917
One to two years	—	16,778
Two to five years	—	—
	20,532	69,695

1 Excluding variable lease payments.

HAFNIA CONDENSED-CONSOLIDATED-INTERIM-FINANCIAL-INFORMATION-Q2-AND-H1-2025
Note 9: Financial information

	Carrying amount				Fair value
	Fair value hedging instruments/ Mandatorily at FVTPL – others USD’000	Financial assets at amortised cost USD’000	FVOCI – equity instruments USD’000	Total USD’000	Level 1 USD’000	Level 2 USD’000	Level 3 USD’000	Total USD’000
At 30 June 2025
Financial assets measured at fair value
Forward foreign exchange contracts	1,506	—	—	1,506	—	1,506	—	1,506
Forward freight agreements	1,076	—	—	1,076	—	1,076	—	1,076
Interest rate swaps used for hedging	11,513	—	—	11,513	—	11,513	—	11,513
Other investments	—	—	23,069	23,069	—	—	23,069	23,069
	14,095	—	23,069	37,164

At 30 June 2025
Financial assets not measured at fair value
Loans receivable from joint ventures	—	62,490	—	62,490
Trade and other receivables, and prepayments[1]	—	447,115	—	447,115
Restricted cash	—	10,000	—	10,000
Cash at bank and on hand	—	194,022	—	194,022
Cash retained in the commercial pools	—	119,289	—	119,289
	—	832,916	—	832,916

	Carrying amount			Fair value
	Fair value hedging instruments USD’000	Other financial liabilities USD’000	Total USD’000	Level 1 USD’000	Level 2 USD’000	Level 3 USD’000	Total USD’000
At 30 June 2025
Financial liabilities measured at fair value
Forward freight agreements	(177)	—	(177)	—	(177)	—	(177)
	(177)	—	(177)

At 30 June 2025
Financial liabilities not measured at fair value
Bank borrowings	—	(551,607)	(551,607)
Sale and leaseback liabilities (accounted for as financing transaction) and other lease liabilities	—	(475,080)	(475,080)
Trade and other payables	—	(338,054)	(338,054)
	—	(1,364,741)	(1,364,741)

1 Excluding prepayments

HAFNIA CONDENSED-CONSOLIDATED-INTERIM-FINANCIAL-INFORMATION-Q2-AND-H1-2025
Note 9: Financial information CONTINUED
	Carrying amount				Fair value
	Fair value hedging instruments/ Mandatorily at FVTPL – others USD’000	Financial assets at amortised cost USD’000	FVOCI – equity instruments USD’000	Total USD’000	Level 1 USD’000	Level 2 USD’000	Level 3 USD’000	Total USD’000
At 31 December 2024
Financial assets measured at fair value
Forward freight agreements	1,690	—	—	1,690	—	1,690	—	1,690
Interest rate swaps used for hedging	22,935	—	—	22,935	—	22,935	—	22,935
Other investments	—	—	23,069	23,069	—	—	23,069	23,069
	24,625	—	23,069	47,694

At 31 December 2024
Financial assets not measured at fair value
Loans receivable from joint ventures	—	64,133	—	64,133
Trade and other receivables, and prepayments[1]	—	487,677	—	487,677
Restricted cash	—	13,542	—	13,542
Cash at bank and on hand	—	195,271	—	195,271
Cash retained in the commercial pools	—	88,297	—	88,297
	—	848,920	—	848,920

	Carrying amount			Fair value
	Fair value hedging instruments USD’000	Other financial liabilities USD’000	Total USD’000	Level 1 USD’000	Level 2 USD’000	Level 3 USD’000	Total USD’000
At 31 December 2024
Financial liabilities measured at fair value
Forward foreign exchange contracts	(1,048)	—	(1,048)	—	(1,048)	—	(1,048)
Forward freight agreements	(891)	—	(891)	—	(891)	—	(891)
	(1,939)	—	(1,939)

At 31 December 2024
Financial liabilities not measured at fair value
Bank borrowings	—	(575,376)	(575,376)
Sale and leaseback liabilities (accounted for as financing transaction) and other lease liabilities	—	(546,873)	(546,873)
Trade and other payables	—	(312,839)	(312,839)
	—	(1,435,088)	(1,435,088)

The Group has no Level 1 financial assets or liabilities as at 30 June 2025 and 31 December 2024.

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. The Group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date. The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows based on observable yield curves. These valuation techniques maximise the use of observable market data where it is available and rely as little as possible on entity specific estimates. These financial instruments are included in Level 2, as all significant inputs required to fair value an instrument are observable. Other techniques, such as estimated discounted cash flows, are used to determine fair value for the remaining financial instruments.

1 Excluding prepayments.

HAFNIA CONDENSED-CONSOLIDATED-INTERIM-FINANCIAL-INFORMATION-Q2-AND-H1-2025
Note 9: Financial information CONTINUED
If one or more of the significant inputs is not based on observable market data, the instrument is included in Level 3. The assessment of the fair value of investments in unquoted equity instruments is performed on a quarterly basis based on the latest available data that is reasonably available to the Group.

Level 3 fair values

The Group’s investment in unquoted equity instruments measured at FVOCI using Level 3 fair value measurements were valued using market approach based on the Group’s best estimate, which is determined by using information including but not limited to the pricing of recent rounds of financing of the investees and information generated from arm’s-length market transactions involving identical or comparable assets or liabilities. The estimated fair value of the investments would either increase or decrease based on the latest available data that is reasonably available to the Group at each reporting date.

The following table shows a reconciliation from the opening balances to the closing balances of the Group’s investment in unquoted equity instruments measured at FVOCI using Level 3 fair value measurements:

	30 June 2025 USD’000	31 December 2024 USD’000
Opening balance	23,069	23,953
Acquisition of equity investments at FVOCI	—	862
Equity investments at FVOCI – net change in fair value	—	1,186
Disposal of other investments	—	(2,932)
Closing balance	23,069	23,069

Note 10: Significant related party transactions

In addition to the related party information disclosed elsewhere in the Interim Financial Information, the following significant transactions took place between the Group and related parties during the financial period on commercial terms agreed by the parties:

	For the 3 months ended 30 June 2025 USD’000	For the 3 months ended 30 June 2024 USD’000	For the 6 months ended 30 June 2025 USD’000	For the 6 months ended 30 June 2024 USD’000
Purchase of services
Support service fees paid/payable to related corporations	1,873	1,715	3,744	3,446
Rental paid/payable to a related corporation	231	220	454	440

Rendering of services
Management fees received/receivable from related corporations	—	159	—	344

Transactions with joint ventures
Management fees received/receivable from joint venture	810	292	1,621	519
Management fees paid/payable to joint venture	203	—	203	—
Interest income received/receivable from joint venture	882	1,326	1,720	2,235

Pool arrangements
Revenue distributable/distributed to related corporations	15,063	26,297	29,175	49,280

HAFNIA CONDENSED-CONSOLIDATED-INTERIM-FINANCIAL-INFORMATION-Q2-AND-H1-2025
Note 11: Joint ventures

	As at 30 June 2025 USD’000	As at 31 December 2024 USD’000
Interest in joint ventures	87,562	81,371

a.	Vista Shipping

•
Vista Shipping Pte. Ltd. and its subsidiaries (“Vista Shipping”) is a joint venture in which the Group has joint control and 50% ownership interest. Vista Shipping is domiciled in Singapore and structured as a separate vehicle in shipowning, with the Group having residual interest in its net assets. Accordingly, the Group has classified its interest in Vista Shipping as a joint venture. In accordance with the agreement under which Vista Shipping was established, the Group and the other investor in the joint venture have agreed to provide shareholders’ loans in proportion to their interests to finance the newbuild programme.

•
The following table summarises the financial information of Vista Shipping as included in its own consolidated financial statements. The table also reconciles the summarised financial information to the carrying amount of the Group’s interest in Vista Shipping.

	As at 30 June 2025 USD’000	As at 31 December 2024 USD’000
Percentage ownership interest	50%	50%

Non-current assets	420,317	427,959
Current assets	70,547	63,657
Non-current liabilities	(294,804)	(317,722)
Current liabilities	(51,680)	(45,350)
Net assets (100%)	144,380	128,544

Group’s share of net assets (50%)	72,190	64,272

Revenue	47,904	112,907
Other income	1,643	2,623
Expenses	(33,707)	(73,951)
Profit and total comprehensive income (100%)	15,840	41,579

Profit and total comprehensive income (50%)	7,920	20,790
Adjustment to previously recognised share of profit from prior year	—	35
Group’s share of total comprehensive income (50%)	7,920	20,825

b.	H&A Shipping

•
In July 2021, the Group and Andromeda Shipholdings Ltd (“Andromeda Shipholdings”) entered into a joint venture, H&A Shipping Pte. Ltd. (“H&A Shipping”) in which the Group has joint control and 50% ownership interest. H&A Shipping is domiciled in Singapore and structured as a separate vehicle in shipowning, with the Group having residual interest in its net assets. Accordingly, the Group has classified its interest in H&A Shipping Pte. Ltd. as a joint venture. In accordance with the agreement under which H&A Shipping was established, the Group and the other investor in the joint venture have agreed to provide equity in proportion to their interests to finance the newbuild programme.

•
The following table summarises the financial information of H&A Shipping as included in its own consolidated financial statements. The table also reconciles the summarised financial information to the carrying amount of the Group’s interest in H&A Shipping.

HAFNIA CONDENSED-CONSOLIDATED-INTERIM-FINANCIAL-INFORMATION-Q2-AND-H1-2025
Note 11: Joint ventures CONTINUED

	As at 30 June 2025 USD’000	As at 31 December 2024 USD’000
Percentage ownership interest	50%	50%

Non-current assets	59,699	59,892
Current assets	6,111	5,388
Non-current liabilities	(44,623)	(46,093)
Current liabilities	(5,340)	(4,940)
Net assets (100%)	15,847	14,247

Group’s share of net assets (50%)	7,924	7,124
Shareholder’s loans	6,308	6,308
Alignment of accounting policies	152	1,153
Carrying amount of interest in joint venture	14,384	14,585

Revenue	5,304	11,459
Other income	527	1,866
Expenses	(5,254)	(10,791)
Profit and total comprehensive income (100%)	577	2,534

Profit and total comprehensive income (50%)	289	1,267
Adjustment to previously recognised share of profit from prior year	(474)	—
Alignment of accounting policies	(16)	147
Group’s share of total comprehensive (loss)/income (50%)	(201)	1,414

c.	Ecomar

•
In June 2023, the Group and SOCATRA entered into a joint venture, Ecomar Shipholding S.A.S (“Ecomar”), in which the Group has joint control and 50% ownership interest. Ecomar is incorporated in France and structured as a separate vehicle in shipowning, with the Group having residual interest in its net assets. Accordingly, the Group has classified its interest in Ecomar as a joint venture. In accordance with the agreement under which Ecomar was established, the Group and the other investor in the joint venture have agreed to provide shareholders’ loans in proportion to their interests to finance the newbuild programme.

•	During the financial year ended 30 June 2025, Hafnia took delivery of two IMO II – MR vessels through its Ecomar joint venture.

•
The following table summarises the financial information of Ecomar as included in its own consolidated financial statements. The table also reconciles the summarised financial information to the carrying amount of the Group’s interest in Ecomar.

HAFNIA CONDENSED-CONSOLIDATED-INTERIM-FINANCIAL-INFORMATION-Q2-AND-H1-2025
Note 11: Joint ventures CONTINUED

	As at 30 June 2025 USD’000	As at 31 December 2024 USD’000
Percentage ownership interest	50%	50%

Non-current assets	151,698	68,964
Current assets	8,154	4,928
Non-current liabilities	(138,380)	(77,032)
Current liabilities	(21,738)	—
Net liabilities (100%)	(266)	(3,140)

Group’s share of net liabilities (50%)	(133)	(1,570)
Unrecognised share of losses	1,438	1,633
Translation reserve	(1,305)	(63)
Carrying amount of interest in joint venture	—	—

Revenue	7,244	—
Other income	6,180	32
Expenses	(13,224)	(3,321)
Profit/(loss) and total comprehensive income (loss) (100%)	200	(3,289)

Profit/(loss) and total comprehensive income/(loss) (50%)	100	(1,645)
Adjustment to previously recognised share of loss from prior period	95	—
Unrecognised share of (profit)/loss for the current period	(195)	1,633
Group’s share of total comprehensive loss (50%)	—	(12)

d.	Complexio

•
In March 2023, the Group and Simbolo Holdings Limited entered into a share purchase agreement where the Group purchased 50% of Class A shares (with voting rights) in Quintessential AI Limited (“Q-AI”). As a result of the transaction, the Group has joint control (with Simbolo Holdings having the remainder of Class A shares) of Q-AI; with a 30.5% ownership interest. Q-AI is incorporated in London and operates in the software development industry. Accordingly, the Group has classified its interest in Q-AI as a joint venture.

•	The Company was renamed to Complexio Limited (“Complexio”) on 1 May 2024.

HAFNIA CONDENSED-CONSOLIDATED-INTERIM-FINANCIAL-INFORMATION-Q2-AND-H1-2025
Note 11: Joint ventures CONTINUED

•
The following table summarises the financial information of Complexio as included in its own consolidated financial statements. The table also reconciles the summarised financial information to the carrying amount of the Group’s interest in Complexio.

	As at 30 June 2025 USD’000	As at 31 December 2024 USD’000
Percentage ownership interest	30.5%	30.5%

Non-current assets	6,675	4,262
Current assets	3,713	4,635
Current liabilities	(8,109)	(653)
Net assets (100%)	2,279	8,244

Group’s share of net assets (30.5%)	695	2,514

Revenue	601	647
Other income	—	85
Expenses	(7,136)	(8,288)
Loss and total comprehensive loss (100%)	(6,535)	(7,556)

Loss and total comprehensive loss (30.5%)	(1,993)	(2,304)
Gain on dilution	—	592
Group’s share of total comprehensive loss (30.5%)	(1,993)	(1,712)

e.	Seascale

•
In March 2025, the Group and Cargill entered into a joint arrangement, Seascale Energy Pte Ltd (“Seascale”), in which the Group has joint control and 50% ownership interest. Seascale is incorporated in Singapore and provides bunker procurement services.  Accordingly, the Group has classified its interest in Seascale as a joint venture.

•
The following table summarises the financial information of Seascale as included in its own consolidated financial statements. The table also reconciles the summarised financial information to the carrying amount of the Group’s interest in Seascale.

As at 30 June 2025 USD’000
Percentage ownership interest	50%

Current assets	1,457
Current liabilities	(872)
Net assets (100%)	585

Group’s share of net assets (50%)	293

Revenue	1,369
Other income	8
Expenses	(843)
Profit and total comprehensive income (100%)	534

Group’s share of total comprehensive income (50%)	267

HAFNIA CONDENSED-CONSOLIDATED-INTERIM-FINANCIAL-INFORMATION-Q2-AND-H1-2025
Note 12: Segment information

For the 3 months ended 30 June 2025	LR2[1] USD’000	LR1[2] USD’000	MR3 USD’000	Handy[4] USD’000	Total USD’000
Revenue (Hafnia Vessels and TC Vessels)	30,719	91,254	168,309	56,282	346,564
Revenue (External Vessels in Disponent-Owner Pools)	15,954	59,117	115,408	17,112	207,591
Voyage expenses (Hafnia Vessels and TC Vessels)	(9,896)	(30,589)	(53,448)	(21,473)	(115,406)
Voyage expenses (External Vessels in Disponent-Owner Pools)	(5,511)	(21,310)	(50,790)	(5,338)	(82,949)
Pool distributions for External Vessels in Disponent-Owner Pools	(10,442)	(37,807)	(64,619)	(11,774)	(124,642)
TCE Income[5]	20,824	60,665	114,860	34,809	231,158

Other operating income	609	1,354	2,596	1,520	6,079
Vessel operating expenses	(4,041)	(17,040)	(32,651)	(14,944)	(68,676)
Technical management expenses	(490)	(1,773)	(3,401)	(1,337)	(7,001)
Charter hire expenses	—	(1,445)	(6,709)	—	(8,154)

Adjusted EBITDA[5]	16,902	41,761	74,695	20,048	153,406
Depreciation charge	(3,107)	(12,898)	(25,501)	(9,400)	(50,906)
					102,500
Unallocated					(24,505)
Profit before income tax					77,995

For the 6 months ended 30 June 2025	LR2[1] USD’000	LR1[2] USD’000	MR3 USD’000	Handy[4] USD’000	Total USD’000
Revenue (Hafnia Vessels and TC Vessels)	58,315	179,745	327,029	121,818	686,907
Revenue (External Vessels in Disponent-Owner Pools)	30,687	109,247	238,360	36,864	415,158
Voyage expenses (Hafnia Vessels and TC Vessels)	(19,196)	(64,271)	(104,589)	(48,942)	(236,998)
Voyage expenses (External Vessels in Disponent-Owner Pools)	(12,093)	(41,067)	(102,473)	(13,539)	(169,172)
Pool distributions for External Vessels in Disponent-Owner Pools	(18,594)	(68,180)	(135,887)	(23,325)	(245,986)
TCE Income[5]	39,119	115,474	222,440	72,876	449,909

Other operating income	1,400	2,576	5,263	3,836	13,075
Vessel operating expenses	(7,881)	(33,250)	(65,558)	(30,086)	(136,775)
Technical management expenses	(774)	(2,936)	(5,871)	(2,638)	(12,219)
Charter hire expenses	—	(3,949)	(12,827)	—	(16,776)

Adjusted EBITDA[5]	31,864	77,915	143,447	43,988	297,214
Depreciation charge	(6,177)	(25,986)	(50,424)	(17,770)	(100,357)
					196,857
Unallocated					(54,253)
Profit before income tax					142,604

1 Vessels between 85,000 DWT and 124,999 DWT in size and provides transportation of clean petroleum oil products.
2 Vessels between 55,000 DWT and 84,999 DWT in size and provides transportation of clean and dirty petroleum products.
3 Vessels between 40,000 DWT and 54,999 DWT in size and provides transportation of clean and dirty oil products, vegetable oil and easy chemicals; inclusive of IMO II vessels
4 Vessels between 25,000 DWT and 39,999 DWT in size and provides transportation of clean and dirty oil products, vegetable oil and easy chemicals; inclusive of IMO II vessels
5 See Non-IFRS Measures in Note 15.

HAFNIA CONDENSED-CONSOLIDATED-INTERIM-FINANCIAL-INFORMATION-Q2-AND-H1-2025
Note 12: Segment information CONTINUED

For the 3 months ended 30 June 2024	LR2[1] USD’000	LR1[2] USD’000	MR3 USD’000	Handy[4] USD’000	Total USD’000
Revenue (Hafnia Vessels and TC Vessels)	42,909	154,113	261,078	104,998	563,098
Revenue (External Vessels in Disponent-Owner Pools)	29,696	92,117	123,860	22,391	268,064
Voyage expenses (Hafnia Vessels and TC Vessels)	(10,216)	(35,980)	(67,360)	(32,183)	(145,739)
Voyage expenses (External Vessels in Disponent-Owner Pools)	(9,768)	(27,707)	(39,785)	(7,010)	(84,270)
Pool distributions for External Vessels in Disponent-Owner Pools	(19,928)	(64,410)	(84,075)	(15,381)	(183,794)
TCE Income[5]	32,693	118,133	193,718	72,815	417,359

Other operating income	659	2,010	4,448	1,098	8,215
Vessel operating expenses	(3,633)	(16,228)	(33,003)	(16,199)	(69,063)
Technical management expenses	(530)	(2,082)	(3,623)	(1,372)	(7,607)
Charter hire expenses	—	(2,531)	(9,132)	—	(11,663)

Adjusted EBITDA[5]	29,189	99,302	152,408	56,342	337,241
Depreciation charge	(3,542)	(14,558)	(28,116)	(8,302)	(54,518)
					282,723
Unallocated					(21,954)
Profit before income tax					260,769

For the 6 months ended 30 June 2024	LR2[1] USD’000	LR1[2] USD’000	MR3 USD’000	Handy[4] USD’000	Total USD’000
Revenue (Hafnia Vessels and TC Vessels)	72,410	318,224	497,655	196,601	1,084,890
Revenue (External Vessels in Disponent-Owner Pools)	56,907	185,079	237,261	51,918	531,165
Voyage expenses (Hafnia Vessels and TC Vessels)	(14,207)	(81,105)	(131,491)	(61,926)	(288,729)
Voyage expenses (External Vessels in Disponent-Owner Pools)	(22,103)	(53,176)	(76,403)	(16,801)	(168,483)
Pool distributions for External Vessels in Disponent-Owner Pools	(34,804)	(131,903)	(160,858)	(35,117)	(362,682)
TCE Income[5]	58,203	237,119	366,164	134,675	796,161

Other operating income	1,418	4,034	6,876	2,343	14,671
Vessel operating expenses	(7,957)	(33,422)	(65,846)	(31,467)	(138,692)
Technical management expenses	(875)	(3,494)	(6,323)	(2,634)	(13,326)
Charter hire expenses	—	(4,716)	(16,477)	—	(21,193)

Adjusted EBITDA[5]	50,789	199,521	284,394	102,917	637,621
Depreciation charge	(6,924)	(29,516)	(55,286)	(16,501)	(108,227)
					529,394
Unallocated					(47,311)
Profit before income tax					482,083

1 Vessels between 85,000 DWT and 124,999 DWT in size and provides transportation of clean petroleum oil products.
2 Vessels between 55,000 DWT and 84,999 DWT in size and provides transportation of clean and dirty petroleum products.
3 Vessels between 40,000 DWT and 54,999 DWT in size and provides transportation of clean and dirty oil products, vegetable oil and easy chemicals; inclusive of IMO II vessels
4 Vessels between 25,000 DWT and 39,999 DWT in size and provides transportation of clean and dirty oil products, vegetable oil and easy chemicals; inclusive of IMO II vessels
5 See Non-IFRS Measures in Note 15.

HAFNIA CONDENSED-CONSOLIDATED-INTERIM-FINANCIAL-INFORMATION-Q2-AND-H1-2025
Note 13: Subsequent events

From 2 July to 6 August 2025, the Group exercised purchase options on seven of its existing sale-and -leaseback facilities with ICBC Leasing. These transactions were accounted for as an extinguishment of existing sales and leaseback liabilities (accounted for as financing transactions).

On 10 July 2025, the Group entered into a USD 715 million Secured Revolving Credit Facility, with an uncommitted Accordion Tranche of up to USD 417 million to be exercised within two years.

On 21 July 2025, the Group drew down USD 290 million on its USD 715 million Secured Revolving Credit Facility and used part of the proceeds to repay and terminate its existing USD 216 million and USD 84 million facilities. The remaining proceeds were used for the exercise of purchase options and fees.

On 22 July 2025, the Group took delivery of an IMO II – MR vessel, Ecomar Garonne, through its ECOMAR joint venture.

On 25 July 2025, upon the maturity of its existing sale-and -leaseback facility, the Group settled its purchase obligation with Sole Shipping. This transaction was accounted for as an extinguishment of an existing sale and leaseback liability (accounted for as financing transaction).

On 6 August 2025, the Group committed to the sale of Hafnia Lupus to an external party, pending delivery.

HAFNIA CONDENSED-CONSOLIDATED-INTERIM-FINANCIAL-INFORMATION-Q2-AND-H1-2025
Note 14: Fleet list

Vessel	DWT	Year Built	Type	Vessel	DWT	Year Built	Type
Hafnia Bering	39,067	Apr-15	Handy	Hafnia Neso	109,990	Jul-19	LR2
Hafnia Magellan	39,067	May-15	Handy	Hafnia Thalassa	109,990	Sep-19	LR2
Hafnia Malacca	39,067	Jul-15	Handy	Hafnia Triton	109,990	Oct-19	LR2
Hafnia Soya	39,067	Nov-15	Handy	Hafnia Languedoc[1]	109,999	Mar-23	LR2
Hafnia Sunda	39,067	Sep-15	Handy	Hafnia Larvik[1]	109,999	Oct-23	LR2
Hafnia Torres	39,067	May-16	Handy	Hafnia Loire[1]	109,999	May-23	LR2
Hafnia Kallang	74,189	Jan-17	LR1	Hafnia Lillesand[1]	109,999	Feb-24	LR2
Hafnia Nile[3]	74,189	Aug-17	LR1	Beagle[2]	49,850	Mar-19	MR
Hafnia Seine	74,998	May-08	LR1	Boxer[2]	49,852	Jun-19	MR
Hafnia Shinano	74,998	Oct-08	LR1	Basset[2]	49,875	Nov-19	MR
Hafnia Tagus	74,151	Mar-17	LR1	Bulldog[2]	49,856	Feb-20	MR
Hafnia Yangtze	74,996	Jan-09	LR1	Hafnia Bobcat	49,999	Aug-14	MR
Hafnia Yarra	74,189	Jul-17	LR1	Hafnia Cheetah	49,999	Feb-14	MR
Hafnia Zambesi	74,995	Jan-10	LR1	Hafnia Cougar	49,999	Jan-14	MR
Hafnia Africa	74,539	May-10	LR1	Hafnia Eagle	49,999	Jul-15	MR
Hafnia Asia	74,490	Jun-10	LR1	Hafnia Egret	49,999	Nov-14	MR
Hafnia Australia	74,539	May-10	LR1	Hafnia Falcon	49,999	Feb-15	MR
Hafnia Hong Kong[1]	74,999	Jan-19	LR1	Hafnia Hawk	49,999	Jun-15	MR
Hafnia Shanghai[1]	74,999	Jan-19	LR1	Hafnia Jaguar	49,999	Mar-14	MR
Hafnia Guangzhou[1]	74,999	Jul-19	LR1	BW Kestrel	49,999	Aug-15	MR
Hafnia Beijing[1]	74,999	Oct-19	LR1	Hafnia Leopard	49,999	Jan-14	MR
Sunda[2]	79,902	Jul-19	LR1	Hafnia Lioness	49,999	Jan-14	MR
Karimata[2]	79,885	Aug-19	LR1	Hafnia Lynx	49,999	Nov-13	MR
Hafnia Shenzhen[1]	74,999	Aug-20	LR1	BW Merlin	49,999	Sep-15	MR
Hafnia Nanjing[1]	74,999	Jan-21	LR1	Hafnia Myna	49,999	Oct-15	MR
Hafnia Excelsior	74,665	Jan-16	LR1	Hafnia Osprey	49,999	Oct-15	MR
Hafnia Executive	74,319	May-16	LR1	Hafnia Panther	49,999	Jun-14	MR
Hafnia Prestige	74,996	Nov-16	LR1	Hafnia Petrel	49,999	Jan-16	MR
Hafnia Providence	74,996	Aug-16	LR1	Hafnia Puma	49,999	Nov-13	MR
Hafnia Pride	74,997	Jul-16	LR1	Hafnia Raven	49,999	Nov-15	MR
Hafnia Excellence	74,613	May-16	LR1	Hafnia Swift	49,999	Jan-16	MR
Hafnia Exceed	74,664	Feb-16	LR1	Hafnia Tiger	49,999	Mar-14	MR
Hafnia Expedite	74,634	Jan-16	LR1	BW Wren	49,999	Mar-16	MR
Hafnia Express	74,663	May-16	LR1	Hafnia Andromeda	49,999	May-11	MR
Hafnia Excel	74,547	Nov-15	LR1	Hafnia Ane	49,999	Nov-15	MR
Hafnia Precision	74,996	Oct-16	LR1	Hafnia Crux	49,999	Feb-12	MR
Hafnia Experience	74,669	Mar-16	LR1	Hafnia Daisy	49,999	Aug-16	MR
Hafnia Pioneer	81,305	Jun-13	LR1	Hafnia Henriette	49,999	Jun-16	MR
Hafnia Despina	109,990	Jan-19	LR2	Hafnia Kirsten	49,999	Jan-17	MR
Hafnia Galatea	109,990	Mar-19	LR2	Hafnia Lene	49,999	Jul-15	MR
Hafnia Larissa	109,990	Apr-19	LR2	Hafnia Leo	49,999	Nov-13	MR

1 50% owned through the Vista Shipping Joint Venture
2 Time chartered in vessel
3 Hafnia Nile has been renamed to Hafnia Shannon on 16 July 2025

HAFNIA CONDENSED-CONSOLIDATED-INTERIM-FINANCIAL-INFORMATION-Q2-AND-H1-2025
Note 14: Fleet list CONTINUED

Vessel	DWT	Year Built	Type
Hafnia Libra	49,999	May-13	MR
Hafnia Lise	49,875	Sep-16	MR
Hafnia Lotte	49,999	Jan-17	MR
Hafnia Lupus	49,999	Apr-12	MR
Hafnia Mikala	49,999	May-17	MR
Hafnia Nordica	53,520	Mar-10	MR
Hafnia Phoenix	49,999	Jul-13	MR
Hafnia Taurus	49,999	Jun-11	MR
Hafnia Andrea	49,999	Jun-15	MR
Hafnia Caterina	49,999	Aug-15	MR
Orient Challenge[1]	49,972	Jun-17	MR
Orient Innovation[1]	49,997	Jul-17	MR
Yellow Stars[2]	49,999	Jul-21	MR
PS Stars[2]	49,999	Jan-22	MR
Hafnia Almandine	38,506	Feb-15	IMO II – Handy
Hafnia Amber	38,506	Feb-15	IMO II – Handy
Hafnia Amethyst	38,506	Mar-15	IMO II – Handy
Hafnia Ametrine	38,506	Apr-15	IMO II – Handy
Hafnia Aventurine	38,506	Apr-15	IMO II – Handy
Hafnia Andesine	38,506	May-15	IMO II – Handy
Hafnia Aronaldo	38,506	Jun-15	IMO II – Handy
Hafnia Aquamarine	38,506	Jun-15	IMO II – Handy
Hafnia Axinite	38,506	Jul-15	IMO II – Handy
Hafnia Amessi	38,506	Jul-15	IMO II – Handy
Hafnia Azotic	38,506	Sep-15	IMO II – Handy
Hafnia Amazonite	38,506	May-15	IMO II – Handy
Hafnia Ammolite	38,506	Aug-15	IMO II – Handy
Hafnia Adamite	38,506	Sep-15	IMO II – Handy
Hafnia Aragonite	38,506	Oct-15	IMO II – Handy
Hafnia Azurite	38,506	Aug-15	IMO II – Handy
Hafnia Alabaster	38,506	Nov-15	IMO II – Handy
Hafnia Achroite	38,506	Jan-16	IMO II – Handy
Hafnia Turquoise	49,516	Apr-16	IMO II – MR
Hafnia Topaz	49,561	Jul-16	IMO II – MR
Hafnia Tourmaline	49,513	Oct-16	IMO II – MR
Hafnia Tanzanite	49,478	Nov-16	IMO II – MR
Hafnia Viridian	49,126	Jan-15	IMO II – MR
Hafnia Violette	49,126	Mar-15	IMO II – MR
Hafnia Atlantic	49,641	Dec-17	IMO II – MR
Hafnia Pacific	49,686	Dec-17	IMO II – MR
Hafnia Valentino	49,126	May-15	IMO II – MR
Ecomar Gascogne[3]	49,776	Jan-25	IMO II – MR
Ecomar Guyenne[3]	49,763	May-25	IMO II – MR

1 Time chartered in vessel
2 50% owned through the H&A Shipping Joint Venture
3 50% owned through the Ecomar Joint Venture

HAFNIA CONDENSED-CONSOLIDATED-INTERIM-FINANCIAL-INFORMATION-Q2-AND-H1-2025
Note 15: Non-IFRS measures

Throughout this Interim Financial Information Q2 and H1 2025, we provide a number of key performance indicators used by our management and often used by competitors in our industry.

Adjusted EBITDA

“Adjusted EBITDA” is a non-IFRS financial measure and as used herein represents earnings before financial income and expenses, depreciation, impairment, amortization and taxes. Adjusted EBITDA additionally includes adjustments for gain/(loss) on disposal of vessels and/or subsidiaries, share of profit and loss from equity accounted investments, interest income and interest expense, capitalised financing fees written off and other finance expenses. Adjusted EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as lenders, to assess our operating performance as well as compliance with the financial covenants and restrictions contained in our financing agreements.

We believe that Adjusted EBITDA assists management and investors by increasing comparability of our performance from period to period. This increased comparability is achieved by excluding the potentially disparate effects of interest, depreciation, impairment, amortization and taxes. These are items that could be affected by various changing financing methods and capital structure which may significantly affect profit/(loss) between periods. Including Adjusted EBITDA as a measure benefits investors in selecting between investment alternatives.

Adjusted EBITDA is a non-IFRS financial measure and should not be considered as an alternative to net income or any other measure of our financial performance calculated in accordance with IFRS. Adjusted EBITDA excludes some, but not all, items that affect profit/(loss) and these measures may vary among other companies. Adjusted EBITDA as presented below may not be comparable to similarly titled measures of other companies.

Reconciliation of Non-IFRS measures

The following table sets forth a reconciliation of Adjusted EBITDA to profit/(loss) for the financial period, the most comparable IFRS financial measure, for the periods ended 30 June 2025 and 30 June 2024.

	For the 3 months ended 30 June 2025 USD’000	For the 3 months ended 30 June 2024 USD’000	For the 6 months ended 30 June 2025 USD’000	For the 6 months ended 30 June 2024 USD’000
Profit for the financial period	75,335	259,197	138,525	478,768
Income tax expense	2,660	1,572	4,079	3,315
Depreciation charge of property, plant and equipment	50,977	54,595	100,502	108,388
Amortisation charge of intangible assets	107	251	212	587
Loss on disposal of assets	—	100	—	100
Share of profit of equity-accounted investees, net of tax	(2,957)	(8,553)	(5,993)	(15,842)
Interest income	(3,424)	(4,479)	(6,084)	(7,284)
Interest expense	12,475	13,215	26,836	29,042
Capitalised financing fees written off	6	—	792	1,663
Other finance (income)/expense	(1,005)	1,185	398	5,398
Adjusted EBITDA	134,174	317,083	259,267	604,135

Time charter equivalent (or “TCE”)

TCE (or TCE income) is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., voyage charters and time charters) under which the vessels may be employed between the periods. We define TCE income as income from time charters and voyage charters (including income from Pools, as described above) for our Hafnia Vessels and TC Vessels less voyage expenses (including fuel oil, port costs, brokers’ commissions and other voyage expenses).

HAFNIA CONDENSED-CONSOLIDATED-INTERIM-FINANCIAL-INFORMATION-Q2-AND-H1-2025
Note 15: Non-IFRS measures CONTINUED
We present TCE income per operating day1, a non-IFRS measure, as we believe it provides additional meaningful information in conjunction with revenues, the most directly comparable IFRS measure, because it assists management in making decisions regarding the deployment and use of our Hafnia Vessels and TC Vessels and in evaluating their financial performance. Our calculation of TCE income may not be comparable to that reported by other shipping companies.

Reconciliation of Non-IFRS measures

The following table reconciles our revenue (Hafnia Vessels and TC Vessels), the most directly comparable IFRS financial measure, to TCE income per operating day.

(in USD’000 except operating days and TCE income per operating day)	For the 3 months ended 30 June 2025	For the 3 months ended 30 June 2024	For the 6 months ended 30 June 2025	For the 6 months ended 30 June 2024
Revenue (Hafnia Vessels and TC Vessels)	346,564	563,098	686,907	1,084,890
Revenue (External Vessels in Disponent-Owner Pools)	207,591	268,064	415,158	531,165
Less: Voyage expenses (Hafnia Vessels and TC Vessels)	(115,406)	(145,739)	(236,998)	(288,729)
Less: Voyage expenses (External Vessels in Disponent-Owner Pools)	(82,949)	(84,270)	(169,172)	(168,483)
Less: Pool distributions for External Vessels in Disponent-Owner Pools	(124,642)	(183,794)	(245,986)	(362,682)
TCE income	231,158	417,359	449,909	796,161
Operating days	9,454	10,635	18,968	21,091
TCE income per operating day	24,452	39,244	23,720	37,750

Revenue, voyage expenses and pool distributions in relation to External Vessels in Disponent-Owner Pools nets to zero, and therefore the calculation of TCE income is unaffected by these items:

(in USD’000 except operating days and TCE income per operating day)	For the 3 months ended 30 June 2025	For the 3 months ended 30 June 2024	For the 6 months ended 30 June 2025	For the 6 months ended 30 June 2024
Revenue (Hafnia Vessels and TC Vessels)	346,564	563,098	686,907	1,084,890
Less: Voyage expenses (Hafnia Vessels and TC Vessels)	(115,406)	(145,739)	(236,998)	(288,729)
TCE income	231,158	417,359	449,909	796,161
Operating days	9,454	10,635	18,968	21,091
TCE income per operating day	24,452	39,244	23,720	37,750

‘TCE income’ as used by management is therefore only illustrative of the performance of the Hafnia Vessels and the TC Vessels; not the External Vessels in our Pools.

For the avoidance of doubt, in all instances where we use the term “TCE income” and it is not succeeded by “(voyage charter)”, we are referring to TCE income from revenue and voyage expenses related to both voyage charter and time charter.

1 Operating days are defined as the total number of days (including waiting time) in a period during which each vessel is owned, partly owned, operated under a bareboat arrangement (including sale and lease-back) or time chartered-in, net of technical off-hire days. Total operating days stated in the quarterly financial information include operating days for TC Vessels.